July 2, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Amendment No. 2 to Registration Statement on Form F-4, filed June 14, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to comments numbered 10 to 13 (the “Bullion Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 25, 2012 (the “Comment Letter”) with respect to the above-referenced registration statement on Form F-4 (as further amended on June 28, 2012 by Amendment No. 3, the “Registration Statement”).

     As discussed with the Staff on June 26, 2012, Eurasian separately provided, on June 28, 2012, responses to comments 1 to 9 and 14 included in the Comment Letter. In connection therewith, Eurasian also filed with the Commission an Amendment No. 3 to the Registration Statement. This letter is provided to respond specifically to the Bullion Comments included in the Comment Letter.

     For your convenience, the text of the Bullion Comments is set forth in bold below, followed by a comprehensive response that addresses the issues raised by each separate Bullion Comment. The information contained herein in response to the Bullion Comments has been furnished by Bullion Monarch Mining, Inc. (“Bullion”).

Bullion Monarch Mining, Inc. and Subsidiaries
Notes to Consolidated Financial Statements, page F-79
Note 2. Acquisition of Dourave Canada, page F-84

10.

We note your response to comment 85 of our letter dated April 10, 2012, and comment 32 of our letter dated May 30, 2012. Please specifically identify the actual valuation technique(s) (e.g. market, income or cost approach) that you used to measure the fair value of the 5 million shares and, to the extent that you used a combination of these valuation techniques, tell us how you evaluated and weighted the results from those techniques, as appropriate, considering the reasonableness of the range indicated by the results. Refer to ASC 820-10-35-24.

Mr. John Reynolds, p. 2
July 2, 2012

Please see the comprehensive response following Bullion Comment 13.

11.

We note your discussion of the contractual restrictions in response to comment 32(a) of our letter dated May 30, 2012. Please further explain to us in greater detail the individual trading and vesting restrictions that comprise the contractual restrictions. Also tell us whether you believe these contractual restrictions arise outside of the securities, or, conversely, are specific to (i.e., are an attribute of) the securities which would transfer to market participants. To the extent that you believe they arise outside of the securities and are not specific to the securities, tell us why you believe these restrictions should be considered in the valuation. To the extent that you believe they are specific to the securities, explain to us the basis for this conclusion in sufficient detail. You may refer to ASC 820-10- 55-52 for additional guidance.

Please see the comprehensive response following Bullion Comment 13.

12.	We note your response to comment 32(b) of our letter dated May 30, 2012. Please advise us of the following:

a.

For the lack of marketability discount, further explain to us in sufficient detail how the attributes specific to the Company and the 5 million shares compare to those represented by the companies and securities included in the LiquiStat study. Also further explain to us in sufficient detail why you increased the suggested discount in the LiquiStat study to the 40% discount that you applied.

b.

You are adjusting an actual trading price for a lack of control discount. Please further explain to us why you believe this discount is appropriate and cite the generally accepted accounting guidance you believe supports this discount. Also tell us whether controlling shareholders of the Company would receive greater returns than minority shareholders and, if so, provide us with objective and reliable information to support this conclusion.

Please see the comprehensive response following Bullion Comment 13.

13.

We note in your response to comment 32(b) of our letter dated May 30, 2012 that Bullion management believes that the restricted stock is subject to greater additional risk when the market for the issuers unrestricted stock is unstable (Stryker and Pittock study) and concluded that a thinly traded/volatility risk discount of 15% was reasonable. Please advise us of the following:

	a.	Further explain to us why you believe that Bullion’s stock was unstable at the April 2011 acquisition date.

b.

Tell us the factors specific to Bullion’s stock that you considered and the generally accepted accounting guidance that you followed to arrive at the thinly traded discount, including your consideration of ASC 820-10-35-51A through 35-51C as applicable.

c.

In your response, also provide us with a schedule of actual trades prior to the acquisition date that management considered and explain how this information was used to determine the thinly traded discount. Specifically describe any significant fluctuations in the level of trading activity and the proximity of such fluctuations to the acquisition date, and describe your consideration of these factors in your valuation.

Mr. John Reynolds, p. 3
July 2, 2012

Comprehensive Response to the Bullion Comments:

     As discussed among Bullion, its counsel and the Staff in teleconferences on June 27, 2012 and June 28, 2012, rather than identifying relevant studies of comparable stocks and other documents in support of its share discount percentage, Bullion provides below a Black-Scholes valuation and related analysis for the discount booked on shares issued in connection with the acquisition of Dourave Mining and Exploration Inc. (“Dourave Canada”) in response to the Bullion Comments included in the Comment Letter.

Black Scholes Value

     In determining a reasonable discount for the unregistered shares issued in the acquisition of Dourave Canada, Bullion considered the following sources: hedging analysis using the Black-Scholes model, and published restricted stock studies. After further analysis of the restricted stock studies, Bullion management determined that the studies, though helpful, did not include stock with sufficiently similar characteristics to Bullion’s stock. Bullion had a much smaller market capitalization and had a much higher volatility than stocks in the studies, thus leaving more variance than Bullion management felt appropriate. The Black-Scholes model was selected to calculate the value of a hypothetical put option to approximate the cost of hedging Bullion’s restricted stock over the expected period of non-marketability. Bullion relied primarily upon the Black-Scholes model because the determination of the value of a hypothetical put option is less subjective than the restricted stock studies.

     The stock issued in the acquisition of Dourave Canada is restricted from sale for a period of six months for all holders of Rule 144 or Regulation S restricted stock and up to two years from issuance for approximately 80 percent of the shares issued, which will be eligible for sale in accordance with a vesting schedule of 1/3 on the date of the transaction, 1/3 on the first anniversary of the date of the transaction, and the final 1/3 on the second anniversary of the date of the transaction (the “Restriction Period”). Any sale according to this vesting schedule requires Bullion board approval and a legal opinion letter from Bullion’s counsel. Bullion approximated the value of the stock by comparing the cost at the time of the transaction to the purchase of a put option on the shares which would allow the shareholder to sell the shares at $1.52 per share (the market price at the closing of the transaction) at the end of the Holding Period (as defined below). The cost of the put option is considered to be the cost to “insure” the value of the shares to the end of the Holding Period.

     Due to the large number of shares issued as consideration in the subject transaction, a liquidation of the stock would likely not be effected in a single transaction. From the time the shareholder begins liquidating shares following the Restriction Period, there is a period of time that will be required in order to liquidate the shares. In order to estimate the approximate time it would take to liquidate the shares on the open market without disrupting the market (causing the share price to collapse), Bullion made two primary assumptions:

  Average daily trading volume: Bullion used its historical 12-month trading volume to approximate the average trading volume in the future.

  Number of shares that can be sold each day: Determining the number of shares that could be sold each day is a difficult process. Rule 144 generally permits 1 percent of the applicable company’s outstanding shares to be sold during a three-month period. Using Bullion’s outstanding shares of 43,637,548 and converting that to a daily basis, a holder of restricted shares would be limited to a daily trading volume of 7,273 shares under Rule 144. This volume would equate to approximately 10 percent of Bullion’s trading volume at the time of the subject transaction. In an attempt to avoid bias in Bullion’s analysis, Bullion management assumed that a seller could sell five times the number of shares (50 percent of daily volume) that would have been allowed under Rule 144 without collapsing Bullion’s share price, which could limit future share sales and reduce the value received from future sales.

Mr. John Reynolds, p. 4
July 2, 2012

     Based upon the historical trading volume of Bullion’s shares, and an assumption of 50 percent of the daily volume can be liquidated, it would take 4.28 months (after the Restriction Period) for the shareholder to liquidate his or her shares (the “Liquidation Period”). As long as shares are liquidated evenly over this period, the weighted average holding time of the shares (after the Restriction Period) is 2.14 months. This period, in addition to the weighted average Restriction Period, forms the Holding Period of approximately 1.21 years, as reflected in the table below.

	Restrictions
	Restricted
	Shares	Contractual	Contractual
	6-Month	12-Month	24-Month
	Holding	Holding	Holding

Shares	2,333,333	1,333,333	1,333,334	5,000,000
Liquidation Period (Months)	2.14	2.14	2.14
Restriction Period (Months)	6.00	12	24
Total Holding Period (Months)	8.14	14.14	26.14

Weighted	18,988,822.32	18,850,752.45	34,850,774.59	72,690,349.35

Combined Weight Avg.
(Months)				14.54
In years	0.678172323	1.178172323	2.178172323	1.21

     A perfect application of this methodology would include a separate put option for every single day on which shares would be sold, each with a different term of the option. Due to the enormous transaction costs involved in effecting this, Bullion has simplified the scenario by assuming a single put option at the mid-point of the Liquidation Period.

     Using the Black Scholes Option Pricing Model (the “BSOPM”), Bullion is able to estimate the cost of the put option. The inputs for the BSOPM include:

  Put Option Strike Price: equal to the market price of the common stock at the closing of the acquisition, or $1.52.

  Price of the Reference Stock: also equal to the market price of the common stock at the closing of the acquisition, or $1.52.

  Risk Free Rate of Return: equal to the 2 Year U.S. Treasury yield as of the valuation date

  Remaining Time to Expiration of the Put Option: equal to the “Holding Period” (the Restriction Period plus one half of the Liquidation Period).

Mr. John Reynolds, p. 5
July 2, 2012

  Volatility of the Reference Stock: Using Bullion’s daily stock price history for the trading days between July 9, 2009 and April 1, 2011 (438 trading days or 1.2 years--the estimated Holding Period), Bullion estimated volatility (Ã) to be 114.09 percent.

     Based on the assumptions above, the BSOPM gives a put option value of $0.65 per share. This would be the cost per share to guarantee a sale price of $1.52 per share during the Liquidation Period.

     One of the implicit assumptions made in the BSOPM is the assumption of continuous trading in the reference security. This assumption means that the BSOPM is applicable for valuation of options on stocks for which deep, liquid markets exist, which is not the case for the shares issued in the transaction. No market maker would be willing to write put options on the issued shares at the prices described above because this price would not adequately compensate them for:

(i)	the fact that the shares cannot be borrowed in order to execute a short sale to lay off the risk of writing the put; and

(ii)	the limited liquidity in the market for Bullion’s shares would make liquidation of the shares very unmanageable in the event the put option was exercised.

     There must be a price at which put options could be purchased to hedge the issued shares. The range of potentials costs is bounded by the desired strike price at the high end, and by the BSOPM option value at the low end. A highly liquid stock (large cap) with quoted long-term options would demand very small premiums whereas an illiquid stock (microcap) with quoted options would trade at a higher premium. Bullion is an illiquid microcap stock in a volatile sector without quoted options. In determining the premium that a market maker might charge for a transaction in a microcap stock, one can look at bid-ask differentials between large cap and microcap stocks. According to Thomas Loeb in a 1983 study and Huang and Stoll, the bid-ask differentials between large cap well-known companies and microcap small companies exceed 70 percent, which can be used as a proxy for the premium a market maker would charge to sell a put option similar to the one considered in this analysis. Bullion management again in an effort to be conservative estimated that a market maker may be willing to write a put option for a 33 percent premium over the BSOPM put option value. This results in a $0.86 per share total cost to “insure” the shares for $1.52 per share, which is a 56.53 percent discount.

     However, the value received at the exercise of the put option is not in present value terms. There is some discount for the time value of money between the transaction date and the end of the Holding Period (the “Time Value”). In order to arrive at a net present value of the future sale proceeds Bullion has used an estimated 2 Year U.S. Treasury yield of 0.73 percent. When the future sales proceeds ($1.52 per share) are discounted back to present value, the total discount for the Time Value equals $0.02, or 1 percent.

     Thus the total discount applicable to the issued shares is the sum of the Put Option Price (56.53 percent discount) and the Time Value discount equal to 1 percent, for a total discount of 57.53 percent.

     With the aid of 20/20 perfect vision hindsight, the above assumptions are very conservative as the Liquidation Period would have increased drastically due to the fact that the trading volume in Bullion stock decreased from 77,953 to 40,800 over the hold period. This, in turn, would have also dramatically lowered the value of a put option to the market maker by substantially lengthening the Liquidation Period. In the real world, because of the decreased volume indicated above and the decrease in the price of Bullion stock over the hold period, the put writer would have lost significant money.

Mr. John Reynolds, p. 6
July 2, 2012

     Bullion management utilized the Black-Scholes model to value a hypothetical put option to approximate the cost of hedging the restricted stock over the expected period of non-marketability. This approach calculates the amount to buy the right to sell the presently restricted stock at the then-current market price on the date the holder can count on the shares becoming salable on the public exchange.

     Therefore, Bullion believes that the Black-Scholes valuation supports the valuation of the five million Bullion shares issued in connection with the acquisition of Dourave Canada as currently reflected in Bullion’s financial statements. The difference in valuation under Black-Scholes and the valuation currently shown in note 2 to Bullion’s consolidated financial statements for the years ended April 30, 2011 and 2010 beginning on page F-84 of the Registration Statement is $207,720, which Bullion believes is immaterial in amount.

     In addition to the foregoing comprehensive response to the Bullion Comments, please be advised that we intend to add, by amendment, the following additional disclosure to the “Bullion Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 134 of the Registration Statement:

     In the 2012 calendar year, Bullion has experienced a decrease in royalty revenues primarily as a result of decreased production by Newmont in Bullion’s area of interest in the Carlin Trend. Through May 31, 2012, royalty revenues were approximately $1,346,232, representing an approximate 49 percent decrease from the same five-month period in 2011. Bullion can provide no assurances as to the anticipated levels of production or royalty revenues relating to the Carlin Trend Royalty for the remainder of the calendar year or in future periods. As a result of the decreased royalty payments, Bullion has taken steps to reduce its expenses, including compensation, by approximately $70,000 per month.

     On June 13, 2012, the Ninth Circuit Court of Appeals affirmed the prior grant of Newmont USA’s motion for summary judgment. Bullion is evaluating its available legal options. Further, in connection with the legal proceedings with Barrick, the Ninth Circuit Court of Appeals certified questions of law to be answered by the Nevada Supreme Court. For more detail, see “Bullion’s Business – Legal Proceedings.”

[Remainder of page intentionally left blank.]

Mr. John Reynolds, p. 7
July 2, 2012

* * * * *

     Eurasian hereby acknowledges that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you have any questions regarding the Registration Statement or this response letter, please do not hesitate to contact Christina Cepeliaukas, Eurasian’s Chief Financial Officer, at (604) 696-3184, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

EURASIAN MINERALS INC.

By:	/s/ David M. Cole
David M. Cole
President and Chief Executive Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian
Andrew McLeod, Esq. Maninder Malli, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian
Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion